Filed by Forest Oil Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Forest Oil Corporation

(Commission File No. 001-13515)

Sabine Oil & Gas LLC

Date: June 3, 2014

Sabine oil & gas
Bank of America Merrill Lynch – 2014 Global Energy and Power Leveraged Finance Conference
June 4, 2014

Forward Looking Statements
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC In connection with the proposed transactions, on May 29, 2014, New Forest Oil Inc. (which will be renamed Sabine Oil & Gas Corporation as of the closing of the proposed transaction) (“Holdco”) filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Forest Oil Corporation that also constitutes a preliminary prospectus of Holdco. Each of Holdco and Forest Oil Corporation also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco and Forest Oil Corporation with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Holdco or Forest Oil Corporation at Forest Oil Corporation’s Investor Relations department at www.forestoil.com or by email at IR@forestoil.com. PARTICIPANTS IN THE SOLICITATION Holdco, Forest Oil Corporation, Sabine Oil & Gas LLC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Forest Oil Corporation’s directors is available in Forest Oil Corporation’s proxy statement filed with the SEC on March 26, 2014, for its 2014 annual meeting of shareholders, and information about Forest Oil Corporation’s executive officers is available in Forest Oil Corporation’s Annual Report to shareholders filed with the SEC on February 26, 2014. Information about Sabine Oil & Gas LLC’s directors and executive officers is available in the registration statement on Form S-4 filed by New Forest Oil Inc. on May 29, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Holdco or Forest Oil Corporation using the sources indicated above. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This document contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forwardlooking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forwardlooking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Holdco, Forest Oil Corporation or Sabine Oil & Gas LLC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of Holdco to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Holdco or Forest Oil Corporation from time to time, including Forest Oil Corporation’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. For additional information on the risks and uncertainties that could impact Sabine Oil & Gas LLC’s business and operations, as well as risks related to the transactions, please see the registration statement on Form S-4 filed by New Forest Oil, Inc. on May 29, 2014. The forward-looking statements included in this document are made only as of the date hereof. None of Holdco, Forest Oil Corporation nor Sabine Oil & Gas LLC undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances. 1

2 Overview of Sabine Oil & Gas LLC » Formed in 2007, Sabine is a privately?held natural gas and oil company owned by First Reserve and Management • 1Q14 Production was approximately 31 MBOED (33% liquids) • 1Q14 Adjusted EBITDA was approximately $78 MM • YE13 Proved reserves of 839 Bcfe (56% PD; 70% gas) • $1.35B PV10 on SEC pricing of ($96.78 Oil /$3.67 gas /$41.23 NGL) • 3rd party Ryder Scott reserve report » Core areas are East Texas (Cotton Valley Sand & Haynesville Shale), South Texas (Eagle Ford Shale) and North Texas (Granite Wash) » Extensive inventory of low?risk drilling locations that achieve strong economics across the commodity price cycle that will support near?term balance sheet improvement • High degree of operational control provides optionality to direct capital to liquids?rich or gas?weighted drilling locations depending on commodity prices » Top?tier operational capabilities and demonstrated ability to opportunistically grow footprint in East Texas, and have capitalized on these strengths in new plays to produce superior results Company Overview 1. Acreage count and production rates are as of March 31, 2014 2. East Texas acreage does not include 71,000 net acres in DK prospect North Texas(1) • 2.5 MBOE/D (71% liquids) • ~36,200 net acres • Primary Target: Granite Wash East Texas(1)(2) • 18.7 MBOE/D (15% liquids) • ~104,000 net acres • Primary Targets: Cotton Valley Sand, Haynesville Shale South Texas(1) • 9.5 MBOE/D (60% liquids) • ~40,400 net acres • Primary Target: Eagle Ford Shale

32 59 77 121 133 155 220 0 50 100 150 200 250 2008 2009 2010 2011 2012 2013 2014E 3 Sabine Historical Growth Production (Mmcfe/d) 34% of Production from Liquids 50% of Revenue from Liquids 1Q14 Revenue Mix (1) (1) 2013 Production pro forma for the Cleveland Sand divesture (2) Represents 2014 Mid point production guidance 1Q14 Production Mix 2013 Proved Reserves (Bcfe) 56% Proved Developed & 70% Gas 50% 35% 15% Gas Oil NGL (2) 66% 15% 19% Gas Oil NGL Total 839 Bcfe 447 19 373 PDP PDNP PUD

4 East Texas: Cotton Valley » 2013 Results • Evolving completion techniques and improving gas price leading to better economics • The five wells Sabine completed in 2013 had an average IP30 of 10.1 MMCFE » 2014 Plan • One rig in CV and planning to add another rig in Q3 in Rusk and Harrison Co. liquids?rich areas • Attractive breakeven cost (10% IRR) – $1.88/MCF at $85 flat oil – $1.74/MCF at Strip oil (6/2/14) Stingray 9H 8,047 MCFE/D 2013 SABO Wells 2014 SABO Wells IP30 (MCFE/D) Hardy-Heirs Modisette 2H 16,769 MCFE/D Hardy-Heirs Modisette 1H 11,402 MCFE/D Chevalier 8H 7,189 MCFE/D Gilson 6H 8,854 MCFE/D Wylie 13H 3,776 MCFE/D Tabular SABO data represents post processed volumes. Graph data represents wellhead volumes First Sales CLL (FT) IP24 (MCE/D) IP30 (MCFE/D) EUR (MCFE) % Liquids Type Well 5,500 10,428 9,101 11,266 21% Worley 4H 3Q12 6,182 12,708 11,545 12,328 29% Redwine 4H 4Q12 5,922 11,534 10,207 16,127 27% Jones 4H 4Q12 2,562 9,038 7,547 8,310 27% Hardy H ? Modisette SA 2H 2Q13 5,451 20,373 16,769 16,058 30% Gilson 6H 2Q13 4,603 9,704 8,854 11,220 31% Stingray 9H 3Q13 4,239 8,654 8,047 10,638 27% Hardy H ? Modisette SA 1H 4Q13 5,018 13,587 11,402 13,878 30% Chevalier 8H 4Q13 3,580 8,216 7,189 8,881 28% Wylie 13H 1Q14 3,356 4,076 3,776 5,516 13% 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 MCFE/D Months SABO Rusk Co. Wells vs. Offsets APC CABO FST MEMP XTO SABO AVG SABO TYPE CURVE Avg CLLs APC: 4,341’ CABO: 3,384’ FST: 2,203’ MEMP: 3,951’ XTO: 4,833’ SABO: 4,142’ SABO TC: 5,500’

5 East Texas: Haynesville Shale 2013 SABO Wells 2014 SABO Wells IP30 (MCFE/D) » 2013 Results • Industry leader in East TX ? results improving over time • 7 wells completed in 2013 had an average IP30 of 9.7 MMCFE » 2014 Plan • Completing 8 Haynesville wells in the first half of the year • Plan on picking up a rig in Q3 to drill two well pads and test a cost savings casing design • Breakeven cost of $4.21/MCF at historical D&C cost, $4.04/MCF with the new well design that incorporates potential cost savings of approximately ($500k) Swepco Deep 1H 10,603 MCFE/D Welch Deep 1H 11,569 MCFE/D Panola Development 1H 11,715 MCFE/D Dinkle Deep 1H & 2H 9,545 MCFE/D Lowery Deep 1H 9,125 MCFE/D Harris Munden 11H, 12H, 13H, and 14H 6,286 MCFE/D D’Asto 4H & 5H 11,013 MCFE/D Woodley 5H & 6H 8,615 MCFE/D Wells 2H 10,781 MCFE/D 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 10,000 1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52 55 58 61 MCFE/D Months SABO HVILLE Wells vs. Offsets APC SSN TBR XTO SABO AVG SABO RECENT SABO TYPE CURVE Avg CLLs APC: 4914’ SSN: 4156’ TBR: 5008’ XTO: 5484’ SABO: 4125’ SABO R: 4181’ Avg CLLs APC: 4914’ SSN: 4156’ TBR: 5008’ XTO: 5484’ SABO: 4125’ SABO R: 4181’ SABO TC: 5000’ First Sales CLL (FT) IP24 (MCFE/D) IP30 (MCFE/D) EUR (MCFE) % Liquids Type Well 5,000 10,840 10,213 10,640 8% Swepco Deep 1H 2Q13 5,192 11,390 10,603 9,504 2% Panola Development 1H 2Q13 3,928 12,836 11,715 8,109 19% Wells 2H 2Q13 5,043 11,754 10,781 7,018 10% Woodley 5H 2Q13 4,591 11,565 10,099 7,390 15% Woodley 6H 2Q13 2,969 7,580 7,130 4,142 15% D’Asto 4H 3Q13 3,805 11,452 11,034 8,816 11% D’Asto 5H 3Q13 3,979 11,497 10,993 8,272 11% Dinkle Deep 1H 1Q14 4,355 10,128 9,474 8,544 6% Dinkle Deep 2H 1Q14 4,329 10,171 9,617 8,544 6% Welch Deep 1H 1Q14 4,554 12,005 11,569 9,508 2% EH Lowery Deep 1H 1Q14 4,902 11,188 9,125 9,975 0% Harris Munden 11H 2Q14 3,932 9,604 7,072 5,429 14% Harris Munden 12H 2Q14 3,816 7,589 5,920 6,017 12% Harris Munden 13H 2Q14 3,360 7,975 6,221 6,736 12% Harris Munden 14H 2Q14 3,957 7,621 5,930 6,870 12% Tabular SABO data represents post processed volumes. Graph data represents wellhead volumes

45,657 6,371 36,455 Harrison Panola Rusk 6 1Q14 East Texas Acreage Position » Core East Texas Acreage(1) CVS Acreage by County 95% Developed 5% Undeveloped HYV Acreage by County 49,246 14,212 3,325 Harrison Panola Rusk 95% Developed 5% Undeveloped (1) A significant portion of the Company’s Haynesville Shale and Cotton Valley Sand acreage overlaps geographically, so such acreage is only counted once in East Texas’s acreage despite representing two distinct targets and development opportunities County Developed Net Acres Undeveloped Net Acres Total Harrison 43,374 2,283 45,657 Rusk 34,632 1,823 36,455 Panola 6,053 318 6,371 Total Cotton Valley 84,059 4,424 88,483 County Developed Net Acres Undeveloped Net Acres Total Harrison 46,784 2,462 49,246 Panola 13,501 711 14,212 Rusk 3,159 166 3,325 Total Haynesville 63,444 3,339 66,783 Cotton Valley Haynesville

7 Eagle Ford Shale: South Shiner First Sales CLL (FT) IP24 (BOE/D) IP30 (BOE/D) EUR (MBOE) % Liquids SABO Type Curve 4,820 1,332 1,075 752 73% Langhoff 1H 1Q13 6,442 2,345 2,111 1,391 71% Chumchal 1H 2Q13 4,200 2,235 1,253 553 80% Hoermann 1H 2Q13 4,206 2,005 1,311 619 80% Loos 1H 2Q13 5,562 2,085 1,452 677 79% Janak 1H 2Q13 4,602 1,592 1,191 815 73% Gerdes 1H 2Q13 4,602 1,648 1,375 693 78% Boening 1H 4Q13 3,803 1,574 1,328 685 77% Rathkamp 2H 4Q13 4,273 1,411 1,173 588 78% Gerdes 2H 1Q14 4,077 1,540 1,308 875 80% Kaiser 1H 1Q14 4,961 1,422 1,172 680 68% Fields 1H 1Q14 3,293 1,340 1,089 595 72% Fields 2H 1Q14 4,361 1,041 843 621 69% Langley 1H 1Q14 5,879 907 764 640 60% Machicek 1H 1Q14 4,561 1,105 846 511 64% LAVACA DE WITT GONZALES Boening 1H 1,328 BOE/D 2013 SABO Wells 2014 SABO Wells IP30 (BOE/D) Rathkamp 2H 1,173 BOE/D Gerdes 2H 1,308 BOE/D Gerdes 1H 1,375 BOE/D Langhoff 1H 2,111 BOE/D Hoermann 1H 1,311 BOE/D Chumchal 1H 1,253 BOE/D Loos 1H 1,452 BOE/D Fields 1H 1,089 BOE/D Janak 1H 1,191 BOE/D Machicek 1H 846 BOE/D Kaiser 1H 1,172 BOE/D Langley 1H 764 BOE/D Fields 2H 843 BOE/D SABO Type Curve excludes step-outs (Langley & Machicek 1H) Offsets within 6 mi radius of SABO production » Operated results to date • Acreage well delineated, now in development phase – 14 wells drilled to date – 34 additional wells expected to be spud by end of 2014 – 30% of acreage is HBP • Industry leading results – Better well results than majority of leading offset operators – Avg IP24 of 1,590 BOE/D & Avg IP30 of 1,230 BOE/D • Attractive breakeven cost – $52/bbl at $4 flat gas – $51/bbl at Strip gas (6/2/14) SABO Acreage DVN Acreage PVA Acreage 0 200 400 600 800 1,000 1,200 1,400 1,600 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 BOE/D Months SABO South Shiner Wells vs. Offsets Offset Operators SABO Wells SABO Type Curve Avg CLLs COP: 5,126’ DVN: 4,620’ EOG: 4,854’ MRO: 4,045’ SABO: 4,630’ SABO TC: 4,820’ Tabular SABO data represents post processed volumes. Graph data represents wellhead volumes

8 Eagle Ford Shale: Sugarkane First Sales CLL (FT) IP24 (BOE/D) IP30 (BOE/D) EUR (MBOE) % Liquids SABO Type Curve 5,250 2,274 1,844 802 55% T-Bird 2H 3Q13 5,772 2,444 2,192 853 54% T-Bird 3H 3Q13 5,683 2,633 2,257 848 56% T-Bird 4H 3Q13 3,202 2,680 2,238 781 58% T-Bird 5H 3Q13 3,122 2,927 2,261 593 58% Kozielski 1H 4Q13 5,090 2,948 2,340 608 58% Kozielski 2H 4Q13 4,785 3,768 3,026 645 59% Kozielski 3H 4Q13 4,924 2,884 2,376 681 57% Kozielski 4H 4Q13 5,247 2,978 2,535 592 58% McClanahan 1H 1Q14 4,741 1,883 1,694 782 59% McClanahan 2H 1Q14 4,547 2,340 2,045 888 59% McClanahan 3H 1Q14 4,371 2,005 1,707 761 57% McClanahan 4H 1Q14 1,740* 2,084 1,742 605 60% McClanahan 5H 1Q14 4,171 1,795 1,615 806 56% KARNES DE WITT 2013 SABO Wells 2014 SABO Wells IP30 (BOE/D) T-Bird 2H 2,192 BOE/D Offsets within 12 x 3 mi polygon around SABO production » Operated results to date • Acreage is in full development phase – 13 wells drilled to date plus 1 acquired well – 25 additional wells planned – All acreage is HBP • Results consistent with offsets – Well results on par with majority of leading offset operators – Avg IP24 of 2,567 BOE/D & Avg IP30 of 2,156 BOE/D • Breakeven cost – $84/bbl at $4 flat gas – $80/bbl at Strip gas (6/2/14) T-Bird 3H 2,257 BOE/D T-Bird 4H 2,238 BOE/D T-Bird 5H 2,261 BOE/D Kozielski 1H 2,340 BOE/D Kozielski 2H 3,026 BOE/D Kozielski 3H 2,376 BOE/D Kozielski 4H 2,535 BOE/D McClanahan 1H 1,694 BOE/D McClanahan 2H 2,045 BOE/D McClanahan 3H 1,707 BOE/D McClanahan 4H 1,742 BOE/D McClanahan 5H 1,615 BOE/D */ Shorter lateral due to mechanical issue 0 200 400 600 800 1,000 1,200 1,400 1,600 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 BOE/D Months SABO Sugarkane Wells vs. Offsets Offset Operators SABO Wells SABO Type Curve Avg CLLs COP: 4,480’ DVN: 4,696’ PXD: 4,349’ STO: 4,086’ SABO: 4,638’ SABO TC: 5,250’ Tabular SABO data represents post processed volumes. Graph data represents wellhead volumes

9 Eagle Ford Shale: North Shiner » Operated results to date • Acreage is currently being delineated – 3 wells drilled to?date – 3 additional wells expected to be spud by end of 2014 – All core acreage will be HBP by end of 2014 • Results outperforming offsets – Better well results than leading offset operator – Avg IP24 of 1,041 BOE/D & Avg IP30 of 788 BOE/D • Breakeven cost – $77/bbl at $4 flat gas – $77/bbl at Strip gas (6/2/14) Offsets within 6 mi radius of SABO production LAVACA Targac 1H 840 BOE/D Sustr 1H 869 BOE/D Gillespie 1H 654 BOE/D 2012 SABO Wells 2013 SABO Wells 2014 SABO Wells IP30 (BOE/D) SABO Acreage DVN Acreage PVA Acreage First Sales CLL (FT) IP24 (BOE/D) IP30 (BOE/D) EUR (MBOE) % Liquids SABO Type Curve 5,070 1,168 858 475 88% Sustr 1H 2Q12 4,577 1,054 869 455 89% Targac 1H 4Q13 5,561 1,226 840 555 93% Gillespie 1H 2Q14 4,077 843 654 N/A* 86% */ Gillespie 1H EUR not yet available 0 100 200 300 400 500 600 700 800 900 1,000 0 5 10 15 20 25 30 BOE/D Months SABO North Shiner Wells vs. Offsets Offset Operators SABO Wells SABO Type Curve Avg CLLs PVA: 5,411’ SABO: 4,738’ SABO TC: 5,070’ Tabular SABO data represents post processed volumes. Graph data represents wellhead volumes

10 North Texas: Granite Wash – Roberts County Well A 895 BOE/D 2013 SABO Wells 2014 SABO Wells IP30 (BOE/D) » Operated results to?date • Outstanding productivity in NW Granite Wash trend – 8 Sabine operated wells drilled and completed since mid 2013 – 19 additional wells expected to be spud by end of 2014 – Majority of acreage HBP or held by continuous development • Industry leading results in immediate area – Avg IP24 of 1,439 BOE/D & Avg IP30 of 1,136 BOE/D • Attractive breakeven cost (10% IRR) – $36/bbl at $4 flat gas – $35/bbl at Strip gas as of 6/2/14 Well D 1,232 BOE/D Well B 1,882 BOE/D Well E 1,420 BOE/D Well H 190 BOE/D Well F 1,641 BOE/D Well C 1,373 BOE/D Well G 460 BOE/D First Sales CLL (FT) IP24 (BOE/D) IP30 (BOE/D) EUR (MBOE) % Liquids Type Well 4,450 1,050 896 740 64% Well A 3Q13 3,950 1,264 895 544 50% Well B 3Q13 4,687 2,136 1,882 903 61% Well C 3Q13 4,950 1,512 1,373 858 72% Well D 4Q13 4,736 1,364 1,232 854 57% Well E 1Q14 4,736 1,639 1,420 833 73% Well F 1Q14 5,200 953 460 423 64% Well G 1Q14 4,450 1,981 1,641 602 59% Well H 1Q14 2,877 667 190 145 70% 0 200 400 600 800 1,000 1,200 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 BOE/D Months SABO RECENT SABO Average SABO TYPE CURVE Avg CLLs Type Curve: 4,450’ SABO: 3,748’ SABO R: 4,448’ SABO recent wells represent the wells shown in the table. SABO average represents all SABO historical Granite Wash wells Tabular SABO data represents post processed volumes. Graph data represents wellhead volumes

Combination of Sabine Oil & Gas LLC and Forest Oil Corporation 11

» All?stock strategic combination between Sabine Oil & Gas LLC (“Sabine”) and Forest Oil Corporation (“Forest” or “FST”) under a newly incorporated public holding company, Sabine Oil & Gas Corporation (“SABO”), expected to be listed on the NYSE » Company headquarters – Houston, Texas » Each Forest share to be exchanged for 0.1 shares of SABO • Designed to replicate a 10 for 1 reverse stock split » Former Sabine unitholders to own 73.5% of pro forma shares » Former Forest shareholders to own 26.5% of pro forma shares » Board representation proportional to ownership interest • 6 current Sabine directors, 2 current Forest directors • C?Suite Team from Sabine • David Sambrooks – Chairman and Chief Executive Officer • Shane Bayless – Chief Financial Officer • Todd Levesque – Chief Operating Officer » Approval by Forest shareholders » Customary regulatory approvals » Closing expected in late Q3 / early Q4 Transaction Summary 12 Transaction Overview

Consideration » Extensive overlap in top two asset areas: East Texas and Eagle Ford » Creates a leading East Texas position of ~207,000 net acres • Compelling inventory of high return, liquids?rich Cotton Valley Sand opportunities • Significant inventory of Haynesville drilling opportunities with compelling current economics and significant upside value » Complementary positions in the Eagle Ford, creating significant scale of ~65,000 net acres • Sabine’s Eagle Ford results top 10% in the industry in 2013 » Combined 12/31/13 proved reserves of 1.5 Tcfe (71% gas) and 2014E production of ~345 Mmcfed (65% gas) based on respective company guidance » Substantial production and cash flow growth • Over 20% pro forma 2014E production growth » Cost savings from reduced overhead and streamlined operations » Ability to optimize capital allocation on $800 ? $825 million capital program » Will apply top tier operational results across portfolio » Liquidity to fund drilling program through 2015 without accessing capital markets » Clear path to improving balance sheet through property divestments and optimized capital allocation ? to be implemented as a top priority » First Reserve, an energy?focused private equity firm, remains a controlling shareholder Strategic Rationale 13 ary Asset Positions Scale and Growth Operating Synergies Capitalization Board / Management Key Conditions / Timing

Leadership 14 David Sambrooks Chief Executive Officer Former Vice President and General Manager of Devon Energy Corporation’s Southern Division and prior to that, their International Division Over his thirty?four years of experience, held various executive, business development and engineering positions with Sun Oil Company / Oryx Energy and Santa Fe Energy Resources / Santa Fe Snyder Corporation Bachelor of Science degree in Mechanical Engineering from the University of Texas at Austin and a Master of Business Administration from the Executive Program at the University of Houston Shane Bayless Executive Vice President and Chief Financial Officer • Former Executive Vice President ? Chief Financial Officer and Treasurer with Petrohawk Energy • Over his twenty?four years of experience, held various executive and senior positions with 3TEC Energy, Encore Acquisition Company, Hugoton Energy and Ernst & Young • Bachelor of Science in Accounting from Wichita State University and a Certified Public Accountant Todd Levesque Executive Vice President and Chief Operating Officer • Previously served as Senior Vice President of Engineering and Development of Sabine • Over his twenty?two years of experience, held various engineering and management positions with Devon/Ocean Energy, Burlington Resources and Amerada Hess • Bachelor of Science degree in Petroleum Engineering from Texas A&M University » The combined company’s management team has been together since Sabine’s formation in 2007, delivering toptier well results and production/cash flow/asset growth

# Complementary Asset Footprints

## Map of Acreage Position(1)


Granite Wash
• ~33,500 net acres
• 15 Mmcfe/d (29% gas)
OKLAHOMA
Arkoma
• ~35,000 net acres
• 22 Mmcfe/d (100% gas)
ARKANSAS
MISSISSIPPI
Mississippi
• ~14,600 net acres
• No current production
LOUISIANA
East Texas
Upshur
Marion
Harrison
Gregg
Caddo
Smith
Rusk
Panola
De Soto
Cherokee
• ~207,000 net acres(2)
• 178 Mmcfe/d (81% gas)
Permian Basin
• ~60,250 net acres
• No material production
TEXAS
Eagle Ford
Gonzales
Lavaca
Wilson
DeWitt
Karnes
• ~64,500 net acres
• 74 Mmcfe/d (31% gas)
Sabine Acreage
Forest Acreage

## Combined Total

- ~424,000 net acres
- ~290 Mmcfe/d current production (67% gas)
- 1,464 Bcfe proved reserves (61% PD; 71% gas)
- Creates one of the largest East Texas positions with concentrated and contiguous acreage

1 Daily production representative of 1Q 2014 production
2 Does not include additional acreage in North Louisiana or ~71,000 DK exploratory net acres in East Texas

15

Pro Forma Asset Profile 16 Proved Reserves (1) FY2014E Production Guidance Acreage (in thousands) 81 142 223 44 78 122 125 220 345 0 50 100 150 200 250 300 350 Forest Sabine Pro Forma Gas Oil & NGLs 103 104 207 59 59 25 40 65 34 34 60 60 247 178 424 0 100 200 300 400 500 Forest Sabine Pro Forma East Texas Ark?La?Tex Eagle Ford North Texas Permian Bcfe Mmcfe/d Net acres 455 588 170 1,043 251 421 625 839 1,464 0 200 400 600 800 1,000 1,200 1,400 1,600 Forest Sabine Pro Forma Gas Oil & NGLs (70%) (30%) (73%) (27%) (71%) (29%) (65%) (35%) (35%) (65%) (65%) (35%) 1 As of 12/31/13 2 Per current guidance 3 Represents combination of current standalone guidance from Forest and Sabine management 4 Does not include additional ~71,000 DK net acres in East Texas 5 Excludes East Texas acreage (2) (3) (4) (5) (2)

Pro Forma Asset Profile Versus Comps 17 Proved Reserves(1) 2014E Production(2) 4,966 4,344 3,614 1,671 1,464 1,124 839 818 625 609 585 534 352 0 1,000 2,000 3,000 4,000 5,000 WPX QEP UPL ROSE SABO PF XCO Sabine PVA FST CRZO CRK JONE SN Bcfe 1,247 806 677 387 380 345 220 187 175 152 134 133 125 0 200 400 600 800 1,000 1,200 1,400 WPX QEP UPL XCO ROSE SABO PF Sabine CRK CRZO PVA JONE SN FST MMcfe/d » Combined company gains significant scale; aligns with gas?weighted peers with focus on East Texas 134% proved reserve increase to Forest 176% 2014E production increase to Forest % Gas 75% 61% 94% 40% 71% 90% 70% 39% 73% 31% 77% 44% 11% 1 Per company press releases and SEC filings. Reserves data includes most recent information released by listed companies 2 Peers 2014E production per FactSet estimates. Sabine and Forest 2014E production per Sabine and Forest guidance 3 Percent gas per latest daily production from company press releases and SEC filings % Gas(3) 79% 63% 93% 89% 37% 67% 67% 74% 42% 32% 48% 13% 68%

# Industry Leading East Texas Position

## Acreage Location



Texas
Camp
Morris
Cass
Marion
Upshur
Harrison
Gregg
Smith
Rusk
Panola
Cherokee
Shelby
Sabine Acreage
Forest Acreage

East Texas has been a core asset for Sabine and Forest. With current gas prices and increased activity, this area will provide significant production and reserve growth.

## Asset Overview

- Combination creates large, contiguous acreage position providing critical mass in region
- Evolving completion techniques, lower costs and improving gas prices leading to better economics and increased activity
- Multi-play basin with opportunities in the Cotton Valley (multiple benches), Haynesville, Bossier, Pettet and Travis Peak
- **2013 Combined Cotton Valley Sand Program – 11 wells**

| | |
|---|---|
| *24-hr IP (Mmcfe/d)* | *11.0* |
| *30-day IP (Mmcfe/d)* | *9.5* |
| *% Liquids* | *34%* |
| *EUR (Bcfe)* | *9.2* |
| *Well Cost ($ millions)* | *$8.8* |

| *Program Economics* | *Commodity Pricing* | |
|---|---|---|
| | *$4/$90* | *Strip[1]* |
| *Rate of Return* | *27%* | *36%* |
| *PV10 per well ($ millions)* | *$4.3* | *$5.6* |
| *F&D ($/mcfe)* | *$1.23* | |

- **2013 Sabine Haynesville Program – 7 wells**

| | |
|---|---|
| *24-hr IP (Mmcfe/d)* | *10.4* |
| *30-day IP (Mmcfe/d)* | *9.7* |
| *% Liquids* | *7%* |
| *EUR (Bcfe)* | *8.0* |
| *Well Cost ($ millions)* | *$9.3* |

| *Program Economics* | *Commodity Pricing* | |
|---|---|---|
| | *$4/$90* | *Strip[1]* |
| *Rate of Return* | *17%* | *26%* |
| *PV10 per well ($ millions)* | *$1.7* | *$3.4* |
| *F&D ($/mcfe)* | *$1.54* | |

- 2014 Plans
  - Currently running four rigs in liquids-rich Cotton Valley play
  - Test new Haynesville well design, $500k potential capital savings
  - Evaluating drilling program for combined company, potential for increased activity

1 Strip pricing as of 4/29/14

18

5 23 9 13 5 6 22 37 24 10 32 18 51 6 21 47 31 74 6 11 10 9 10 10 8 5 8 ? 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 A B C D E F G H I J K L M N O P Q R S T U V W 0 10 20 30 40 50 60 70 80 90 Avg. 12 Month Cum, Mmcfe (# of wells) Sabine Total Program FST Total Program Sabine 2013 FST 2013 302 11 148 269 193 106 23 7 17 105 577 77 20 49 24 20 45 103 8 4 5 85 11 39 4 14 A B C D E F G I J K L M N O P Q R S T U V W X ? 500 1,000 1,500 2,000 2,500 Avg. 12 Month Cum, Mmcfe Sabine Total Program Sabine 2013 FST Total Program Industry Leading Performance 19 Cotton Valley » Advanced completion design relative to most in industry, improving well performance • Incorporated Haynesville designs into CV completion • Higher perf cluster density • Tighter frac stage spacing • Higher fluid and proppant volumes » Plan to apply Sabine’s completion design across combined company » Experience: With almost 70 CV completions combined, knowledge to high?grade acreage Haynesville » Latest Sabine performance on?par with NLA Haynesville “core” – with lower cost structure » Tighter perf clusters, frac stages, utilizing “zipper” fracs » Higher stimulation volumes • More economical proppant, reduced chemical usage has offset cost impact of larger stimulations » Deeper landing point in reservoir, contacts more rock Note: Industry results represent entire Cotton Valley and Haynesville plays, respectively. Top Industry Operators – Cotton Valley Top 25 Operators—Haynesville Source: HPDI Data for industry wells. Internal production estimates for Forest and Sabine (# of wells) (# of wells)

# Significant Eagle Ford Position

## Acreage Overview



Texas
CALDWELL
FAYETTE
GUADALUPE
Penn Virginia
GONZALES
LAVACA
Sabine Shiner Area
WILSON
Devon (former GeoSouthern)
DE WITT
KARNES
Sabine Sugarkane Area
VICTORIA
GOLIAD

Sabine Acreage   Forest Acreage

**Sabine acreage borders Devon and Penn Virginia, with comparable results. Devon/GeoSouthern sale and recent PVA stock rally are additional positive indications of industry/market view of this part of Eagle Ford play.**

## Asset Overview

- Sabine's results have extended the best part of the Eagle Ford trend further northeast, with results comparable to core players
- Sabine acreage is generally in the gas-condensate window
  - Higher pressures and gas reservoirs improve recoveries
  - Best wells are in this part of the hydrocarbon envelope
- Forest acreage subject to Schlumberger agreement whereby Schlumberger receives a 50% working interest in Forest's Eagle Ford assets in exchange for a $90 million drilling carry
  - $29 million of carry remaining as of 12/31/13
- Leveraging experience from Haynesville resource development and targeting of Upper Eagle Ford to generate superior results
- **2013 Sabine Shiner Area Eagle Ford Program – 10 wells**

| | |
|---|---|
| *24-hr IP (Boe/d)* | *1,772* |
| *30-day IP (Boe/d)* | *1,331* |
| *% Liquids* | *78%* |
| *EUR (Mboe)* | *723* |
| *Well Cost ($ millions)* | *$10.6* |

| *Program Economics* | *Commodity Pricing* | |
|---|---|---|
| | *$4/$90* | *Strip* [1] |
| *Rate of Return* | *27%* | *34%* |
| *PV10 per well ($ millions)* | *$2.4* | *$2.8* |
| *F&D ($/boe)* | *$19.29* | |

- 2014 Plans
  - Currently operating four rigs in DeWitt/Lavaca and two rigs in Gonzales
  - Greater scale allows for combined company to evaluate opportunity to shift more capital to East Texas

1 Strip pricing as of 4/29/14

20

198 140 280 26 185 2 223 374 57 189 176 91 35 416 83 10 791 7 112 55 578 49 28 173 14 0 100 200 300 400 500 600 700 800 900 A B C D E F G H I J K L M N O P Q R S T U V W X ? 50 100 150 200 250 Avg. 12 Month Cum, Mboe (6:1) Sabine 198 374 280 26 140 189 35 416 83 791 7 55 14 223 2 10 100 222 43 57 12 578 173 43 8 0 100 200 300 400 500 600 700 800 900 A B C D E F G H I J K L M N O P Q R S T U V W X ? 20 40 60 80 100 120 140 160 180 Avg. 12 Month Cum, Mboe (20:1) Sabine Eagle Ford Performance 21 » In northern DeWitt and Lavaca counties, Sabine has validated that the upper Eagle Ford has excellent productivity » Also unique to industry, Sabine brought its Haynesville completion experience to the Eagle Ford • Tighter perf cluster, frac stage spacing • Hybrid fluid design with emphasis on high volumes of slick water • Lower strength proppant to reduce cost • Less expensive proppant and reduced chemicals helps offset cost of additional stimulation volumes » Optimal landing point coupled with significant stimulated rock volume translates into shallower production declines • Operators in Lower Eagle Ford tout higher 24?hour IP’s, but first year production for Sabine wells is comparable Note: Industry results represent entire Eagle Ford Play Source: HPDI Data for industry wells. Internal production estimates for Sabine Top 25 Operators Top 25 Operators (# of wells) (# of wells)

# High Return Granite Wash Position

## Acreage Overview


Texas
OCHILTREE
LIPSCOMB
HUTCHINSON
ROBERTS
HEMPHILL
CARSON
WHEELER
Mesa Vista (2011)
Cum: 2 MMBOE (49% Oil)
Lard Ranch Field (2005)
Cum: 13.9 MMBOE (21% Oil)
Hemphill Field (1963)
Cum: 169.5 MMBOE (8% Oil)
Mendota Field (1964)
Cum: 130.1 MMBOE (13% Oil)
Buffalo Wallow Field (196
Cum: 286.1 MMBOE (4% Oil)
Stiles Ranch Field (1979)
Cum: 170.2 MMBOE (11% Oil)

**Mesa Vista and Lard Ranch have been extensions on-trend with several large Granite Wash developments. With the shallower depth, Mesa Vista also has a higher oil content.**

## Asset Overview

- Sabine operates ~ 33,500 net acres in oil window of play, shallowest part of Granite Wash trend
  - Outstanding productivity, with 8 of 17 horizontals producing (or projected to produce) in excess of 200 Mboe in first year
    - Two recent wells projected at 300-350 Mboe in first year (~ 60% oil)
  - Two years of identified drilling locations, with potential for up to 200 locations depending on western delineation results
  - Wells to date have exhibited extremely strong economics, often paying out in under a year
- Sabine is currently testing the western extent of the Granite Wash, which could represent material upside to the inventory count on this position
- **Sabine 2013 Program Results – 5 wells**

| | |
|---|---|
| *24-hr IP (Boe/d)* | *1,561* |
| *30-day IP (Boe/d)* | *1,142* |
| *% Liquids* | *76%* |
| *EUR (Mboe)* | *674* |
| *Well Cost ($ millions)* | *$8.1* |

| *Program Economics* | *Commodity Pricing* | |
|---|---|---|
| | *$4/$90* | *Strip*[1] |
| *Rate of Return* | *>100%* | *>100%* |
| *PV10 per well ($ millions)* | *$5.3* | *$5.7* |
| *F&D ($/boe)* | *$15.20* | |

- 2014 Plans
  - 2014 development plan: Running 2 rigs, balance of low-risk development locations with measured step-out tests to the west

1 Strip pricing as of 4/29/14

22

# Financing Highlights and Pro Forma Capitalization

## Financing Highlights

- New RBL facility
- Assumes Sabine's 2nd lien and bonds remain in place
  - Will monitor markets to opportunistically refinance all or a portion of these
- Forest bonds subject to change of control put at 101; if put, issue new Senior Notes (or use cash or RBL) for put amount but plan to tender for bonds with newly issued Senior Notes (and/or cash or RBL) at closing or amend bonds to remove change of control put
- Committed bridge facility backstops funds for change of control put or debt tender if new Senior Notes issuance is unsuccessful
- **The combined company will pursue portfolio rationalization and debt reduction over the next twelve months**
  - Will aggressively but prudently evaluate accretive divestment opportunities
    - To allow optimization of capital allocation
    - To increase liquidity and de-lever balance sheet

## Capitalization Table

| *($ in millions)* | Q1 2014 Sabine | Q1 2014 Forest | Pro Forma |
|---|---|---|---|
| Cash | $1 | $48 | $49 |
| Revolving Credit Facility | $355 | - | $376 |
| 2nd Lien Term Loan due 2018 | 650 | - | 650 |
| Senior Unsecured Notes due 2017 | 350 | - | 350 |
| Senior Unsecured Notes due 2019 | - | $578 | - |
| Senior Unsecured Notes due 2020 | - | 222 | - |
| New Senior Notes | - | - | 850 |
| **Total Debt** | **$1,355** | **$800** | **$2,226** |
| Book Equity | 199 | 35 | 365 |
| **Total Book Capitalization** | **$1,554** | **$835** | **$2,592** |
| LTM 3/31/14 EBITDA[(1)] | $313 | $169 | $482 |
| Proved Reserves (Bcfe)[(2)] | 839 | 625 | 1,464 |
| *% Liquids* | *30%* | *27%* | *29%* |
| Proved Developed Reserves (Bcfe)[(2)] | 466 | 414 | 881 |
| Latest Daily Production (Mmcfe/d)[(3)] | 185 | 105 | 290 |
| **Credit Statistics** | | | |
| Debt / LTM EBITDA | 4.3x | 4.7x | 4.6x |
| Debt / Proved Reserves ($/mcfe) | $1.61 | $1.28 | $1.52 |
| Debt / PD Reserves ($/mcfe) | $2.91 | $1.93 | $2.53 |
| Debt / Latest Daily Prod. ($/mcfe/d) | $7,339 | $7,609 | $7,683 |
| **Liquidity** | | | |
| **Cash** | $1 | $48 | $49 |
| **Revolver Borrowing Base** | $700 | $300 | $1,000 |
| Amount Drawn | (355) | 0 | (376) |
| Total Liquidity | $346 | $348 | **$673** |

1 Forest pro forma for 2013 divestitures
2 Reserves as of 12/31/13
3 Average 1Q 2014 production

23

2014 Financial Guidance 24 Pro Forma Combined 2014E Guidance Low - High Midpoint Production: Natural Gas (Mmcf/d) 212—234 223 Oil (Bbl/d) 10,731—11,860 11,296 Natural Gas Liquids (Bbl/d) 8,552—9,452 9,002 Total Production (Mmcfe/d) 328—362 345 Total Production (Mboe/d) 55—60 58 Operating Expenses: Lease Operating / Workover Expense $0.75—$0.85 $0.80 Marketing, Transportation, Processing $0.25—$0.35 $0.30 Production & Ad Valorem Taxes (1) $0.35—$0.40 $0.38 General & Administrative Expense $0.39—$0.44 $0.42 Total Operating Expense ($ / Mcfe) $1.74—$2.04 $1.89 Capex: Total Capex ($ millions) $800—$825 1 Production taxes assume price deck of $3.50/Mcf gas and $85/Bbl oil.

# Conclusions

| | |
|---|---|
| **Complementary Asset Positions** | » Extensive overlap in top two asset areas: East Texas and Eagle Ford<br>» Creates a leading East Texas position of ~207,000 net acres<br>• Compelling inventory of high return, liquids-rich Cotton Valley Sand opportunities<br>• Significant inventory of Haynesville drilling opportunities with compelling current economics and significant upside value<br>» Complementary positions in the Eagle Ford, creating significant scale of ~65,000 net acres<br>• Sabine's Eagle Ford results top 10% in the industry in 2013 |
| **Scale and Growth** | » Combined 12/31/13 proved reserves of 1.5 Tcfe (71% gas) and 2014E production of ~345 Mmcfed (65% gas) based on respective company guidance<br>» Substantial production and cash flow growth<br>• Over 20% pro forma 2014E production growth |
| **Operating Synergies** | » Cost savings from reduced overhead and streamlined operations<br>» Ability to optimize capital allocation on $800 - $825 million capital program<br>» Will apply top tier operational results across portfolio |
| **Capitalization** | » Liquidity to fund drilling program through 2015 without accessing capital markets<br>» Clear path to improving balance sheet through property divestments and optimized capital allocation - to be implemented as a top priority<br>» First Reserve, an energy-focused private equity firm, remains a controlling shareholder |

25

Appendix 26

Last Closing Date Transaction Step Sabine Oil & Gas Holdings II LLC Sabine Oil & Gas LLC (1) Forest’s existing 7.25% Senior Notes due 2019 (the “Forest 2019 Notes”). Forest’s existing 7.5% Senior Notes due 2020 (the “Forest 2020 Notes”). Sabine’s existing Second Lien Term Loan Due 2018 (the “Sabine Second Lien Term Loan”). Sabine’s existing 9.75% Senior Notes due 2017 (the “Sabine 2017 Notes”). Sabine Oil & Gas Corporation (“SABO”) (formerly New Forest Oil Inc.) Forest Oil Corporation (1) SOGH II and Sabine O&G will be merged with and into Forest Oil Corporation, with Forest Oil Corporation surviving. Shareholders Sabine Oil & Gas Holdings LLC 27

Resulting Debt Structure After Closing Date Transactions Forest and Sabine Subsidiaries(3)/Assets New $1,000 MM Borrowing Base Revolving Credit Facility Existing $578 MM Forest 2019 Notes(2) $222 MM Forest 2020 Notes(2) $650 MM Sabine Second Lien Term Loan $350 MM Sabine 2017 Notes Forest Oil Corporation (1) (1) Assumes only existing revolvers are replaced on closing date. (2) Change of Control tripped; put right exists; backstop financing commitments are in place for put. (3) Guarantors of Forest Oil Corporation debt, subject to certain exceptions. Shareholders Sabine Oil & Gas Corporation (“SABO”) (formerly New Forest Oil Inc.) Sabine Oil & Gas Holdings LLC (former holdco of Sabine Oil & Gas LLC) 28

SABINE OIL & GAS